John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS  66224
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

February 28, 2011

Ms. Linda B. Stirling

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Stirling:

On December 30, 2010, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 23 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 24 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement.  The Amendment was filed for the purpose of updating the current registration statement relating to the Trust’s series, the TEAM Asset Strategy Fund (the “Fund”) and forming the Fund’s prospectus to the new requirements of Form N-1A.

On February 9, 2011, you provided comments to me relating to the Amendment.  This letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.  Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).  The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1	Comment:
Please remove footnote 1 and add disclosure to the effect that there will be a $15 fee on redemptions satisfied by wire to the “Shareholder Fees” section of the fee table – consider adding such disclosure in a parenthetical after the term “Redemption Fee.”

	Response:	The Trust has revised the disclosure as you have requested.

Ms. Linda B. Stirling
U.S. Securities and Exchange Commission
February 28, 2011

2	Comment:	In the last line item of the fee table and in footnote 4, please remove the parenthesis around the wording “after fee waivers/expense reimbursements.”

	Response:	The Trust has revised the disclosure as you have requested.

3	Comment:	In footnote 4, please disclose who can terminate the waiver and under what circumstances.

	Response:	The Trust has revised the disclosure as you have requested.

Fund Summary – Portfolio Turnover

4	Comment:	Please confirm that the Trust, in its B-Filing, will complete the portfolio turnover rate information for the Fund.

	Response:	The Trust, in its B-Filing, will complete the portfolio turnover rate information.

Fund Summary – Principal Investment Strategies

5	Comment:	In the fourth sentence of the third paragraph in this section, please revise the sentence in plain English to better describe what is meant by “absolute investment returns.”

	Response:	The Trust has revised the disclosure as you have requested.

6	Comment:	In the fourth paragraph in this section, please describe the types of equity investments in which the Fund may invest.

	Response:	The Trust has revised the disclosure as you have requested.

7	Comment:	In the fourth paragraph, please indicate whether there is any capitalization range of companies in which the Fund may invest and how the Adviser determines if a particular security is undervalued.

	Response:	The Trust has revised the disclosure as you have requested.

8	Comment:	In the fourth paragraph, please indicate the types of debt securities in which the Fund may invest.

	Response:	The Trust has revised the disclosure as you have requested.

9	Comment:	Please include a discussion in this section of the factors that are considered in connection with the purchase and sell of equity and debt securities.

Response:
The Trust has revised the disclosure as you have requested with respect to debt securities.  The Trust believes that the disclosure already provides factors that are considered when selecting equity securities.

Ms. Linda B. Stirling
U.S. Securities and Exchange Commission
February 28, 2011

Fund Summary – Principal Risks of Investing in the Fund

10	Comment:	Please link the risk relating to industry or sector back to the principal strategies section of the summary.

	Response:	The Trust has revised the disclosure as you have requested.

11	Comment:	Please link the risk relating to emerging markets back to the principal strategies section of the summary.

	Response:	The Trust has revised the disclosure as you have requested.

12	Comment:	In the Inverse and Leveraged ETF Risk discussion, please confirm that all risks relating to inverse and leveraged ETFs are disclosed.

	Response:	The Trust has included additional risk disclosure in this section. The Trust believes it has adequately disclosed the primary risks associated with investments in inverse and leveraged ETFs.

Fund Summary – Performance

13	Comment:	Please delete the last sentence in the paragraph following the table that presents the Fund’s “Average Annual Total Returns.”

	Response:	The Trust has revised the disclosure as you have requested.

Fund Summary – Tax Information

14	Comment:	Please explain that distributions to accounts such as 529 college savings plans and 401(k) plans may be taxed upon withdrawal.

	Response:	The Trust has revised the disclosure as you have requested.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks – Principal Investment Strategies

15	Comment:	In the last paragraph of this section, please revise the first sentence using plain English.

	Response:	The Trust has revised the disclosure as you have requested.

Ms. Linda B. Stirling
U.S. Securities and Exchange Commission
February 28, 2011

Appendix – Adviser’s Prior Performance

16	Comment:	In the second paragraph, please confirm which year the language “since that time” is referring to.

	Response:	The Trust has revised the disclosure as you have requested.

17	Comment:	In the fifth paragraph, second sentence, please correct the sentence fragments.

	Response:	The Trust has revised the disclosure as you have requested.
                *                         *                      *
The Trust acknowledges that:
• It is responsible for the adequacy and accuracy of the disclosure in its filings;
• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
• The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the responses contained in this letter, please contact me at (913) 660-0778.

Regards,

/s/ John H. Lively

On behalf of The Law Offices of John H. Lively & Associates, Inc.